Filed by OncoGenex Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OncoGenex Pharmaceuticals, Inc.

Commission File No.: 033-80623

On February 21, 2017, OncoGenex Pharmaceuticals, Inc. provided copies of the following posters to investors:

PACIFIC    Trial: ARandomizedPhaseIIStudyofApatorsenandAbirateroneinPatientswithMetastaticCRPC

WhoHaveHadPSAProgressionWhileReceivingAbiraterone

Kim N. Chi1,2, Mark Fleming3, Katherine Sunderland1, Costantine Albany4, Joel Gingerich5, Fred Saad6, Scott North7, Alexander Starodub8, Richard Lauer9, Dean Ruether10, Madelaine Sgroi11, Mark Scholz12, Christopher Sweeney13

1BC Cancer – Vancouver Centre, 2Vancouver Prostate Centre, 3Virginia Oncology Associates, 4Indiana University Melvin and Bren Simon Cancer Center, 5CancerCare Manitoba, 6Centre Hospitalier de l Université de Montréal (CHUM), 7Cross Cancer Institute, 8Goshen Center for Cancer Care, 9University of New Mexico Cancer Center, 10Alberta Health Services Tom Baker Cancer Centre, 11IU Health Central Indiana Cancer Centers, 12Prostate Oncology Specialists Inc, 13Dana-Farber Cancer Institute

BACKGROUND

Heat Shock Protein 27 (Hsp27)

Stress activated, ATP-independent member of the small heat shock protein group

Phospho-activated to form chaperoning oligomer which regulates multiple cell signaling and survival pathways

Inhibits apoptosis along intrinsic and extrinsic pathways

Involved in proteasome mediated degradation

Facilitates normal protein folding and function

Steroid receptors (AR, ER), growth factors (IGF-1, VEGF-1, FGF), cytokines (IL- 6, TGF-beta)

Highly expressed in many cancers including prostate cancer

High expression associated with poorer prognosis

Increases after castration therapy and in CRPC tissues

Bubendorf et al, J Natl Cancer Inst, 91:1758, 1999; Rocci et al, Cancer Res, 64:6595, 2004; Rocci et al, Cancer Res, 65:11083, 2005; Zoubeidi et al, Cancer Res, 67:10455, 2007

Apatorsen (OGX-427, OncoGenex Technologies Inc.)

Second generation phosphorothioate antisense oligonucleotide with 2’-MOE modifications

Prolonged tissue half life ~10 days

Inhibits Hsp27 expression in vitro and in vivo with single agent anti-tumour activity

Enhances efficacy of hormone and chemotherapy

Disrupts AR function and enhances AR degradation

Phase I Studies (Chi et al, Annals Oncol 27(6):1116-1122, 2016)

Dose-dependent grade 1-2 infusion reactions

Reductions in tumor markers in patients with prostate and ovarian cancer

Declines in circulating tumour cells (CTC) observed¥

Randomized Phase II study in Treatment Naïve CRPC (Chi et al, J Clin Oncol 30, 2012 (suppl; abstr 4514)

PSA ≥50% decline in 41% (OGX-427) vs 20% (Prednisone)

Figure 1. Apatorsen suppresses Pb-Luc Bioluminescence, AR, Hsp90 and Hsp27 in vivo (LNCaP)

Figure 2. Apatorsen prevents metastases (PC-3M)

ASO Scr

427 OGX -

Zoubeidi et al, Cancer Res, 67:10455, 2007

OBJECTIVES

Primary

Progression-Free Survival at the milestone Day 60 assessment: to ascertain whether Apatorsen added to Abiraterone-Prednisone has a greater proportion of patients observed to be alive without progression at Day 60 (±7 days) as compared to continuing Abiraterone- Prednisone in men with mCRPC and PSA progression on Abiraterone-Prednisone.

Disease progression is defined by any one of the following: Measurable disease: progression per RECIST 1.1 by CT; Bone scan: ≥ 2 new lesions confirmed; Disease related deterioration of health status; Need for palliative radiation therapy

Secondary

The proportion of patients who have a PSA response (≥ 30% decline) and any PSA decline post-randomization

Objective response rate

Progression-free survival (PFS)

Time to disease progression

Circulating tumor cell (CTC) counts at baseline and on study

STUDY DESIGN

Metastatic CRPC

PSA Progression While Receiving Abiraterone-Prednisone

1:1 Stratified by

Prior chemotherapy (Yes vs No)

Prior PSA decline ≥30% (Yes vs No)

[Graphic Appears Here]

[Graphic Appears Here]

[Graphic Appears Here]

ARM A     ARM B

Abiraterone: 1000    mg PO OD Abiraterone: 1000 mg PO OD

Prednisone: 5 mg    PO BID Prednisone: 5 mg PO BID

Apatorsen: 600 mg IV x    3 loading doses

then 800 mg IV weekly x 48 weeks

Cross-over at progression

Key Inclusion Criteria

Metastatic CRPC

ECOG performance status 0-1

Evidence of PSA progression only while on Abiraterone and Prednisone

0-1 prior lines of chemotherapy for CRPC

Baseline laboratory values:

ANC ≥ 1.5 x 109 cells /L, platelet count ≥ 100 x 109 /L, and hemoglobin ≥ 9 g/dL

Creatinine ≤ 1.3 x ULN

Total bilirubin ≤ 1.1 x ULN, ALT and AST ≤ 3.0 x ULN

Statistical Considerations

Planned sample size was 74 patients with patients randomized with equal probability to the two treatment arms.

The one-sided type I error probability for the outcome is specified to be 10%, giving an overall type I error probability for the primary endpoint of 20%. Assuming control arm success probability is 5%, then there will be 90% power to detect a hypothesized 25% increment in the success probability

BASELINE PATIENT CHARACTERISTICS

ARM A    ARM B

Parameter    (ABI + P + Apatorsen) (ABI + P)

(N=36)    (N=36)

Median Age, years (range)    71 (53-85) 72 (57-89)

ECOG PS 0 : 1    16 (44%): 20 (56%) 16 (44%): 20 (56%)

Median PSA, ug/L (range)    34.19 (2.51-387.60) 18.17 (4.24-302.15)

Median Hemoglobin, g/L

(range)    12.9 (10-152)13.2 (10-132)

Disease Sites

Bone    21 (58%)24 (69%)

Lymph Node    13 (36%)6 (17%)

Liver/Lung    2 (6%)5 (14%)

Lactate Dehydrogenase >ULN    12 (33%)6 (17%)

Alkaline Phosphatase >ULN    12 (33%)6 (17%)

Prior Therapy

Abiraterone    1 (3%)0

Docetaxel    8 (22%)7 (19%)

Enzalutamide     01 (3%)

PSA Decline ≥ 30% with prior

Abiraterone    33 (92%)33 (92%0

CTC/7.5 ml

Median (Range)    2 (0-650) 2 (0-115)

≥5    15 (45%)15 (48%)

Treatment Duration

ARM AARM B

Status     (ABI+ P + Apatorsen)(ABI + P)

(N=36)(N=36)

Median    Treatment Duration,days(range)106 (7-348)74.5 (4-341)

PRIMARY ENDPOINT: DISEASE PROGRESSION

ARM A    ARM B

(ABI + P + Apatorsen)    (ABI + P)P-value

(N=36)    (N=36)

Progression Free at

Day 60 (+/- 7 days)    12 (33%) 6 (17%)0.17

Progression Free    8.6 (95% CI, 4.43-10.14) 7.9(95% CI, 4.57-9.00)0.69

Survival (weeks)

PSA DECLINE

ARM A ARM B

Best PSA Decline

(ABI + P + Apatorsen) (ABI + P) P-value from Baseline

(N=36) (N=36)

≥50% 2 (6%) 1 (3%) 1 ≥30% 2 (6%) 2 (6%) 1 Any 13 (36%) 11 (31%) 0.62

Waterfall Plot of PSA Declines: ARM A 300 ABI + P + APATORSEN

250

200

Baseline 150 from 100 Change 50 PSA 0 Best

-50 -100 -150

300 Waterfall Plot of PSA Declines: ARM B ABI + P

250    200

150

Baseline from 100 Change 50 PSA Best

0 -50 -100 -150

MEASURABLE DISEASE RESPONSE

ARM AARM B

Best Response Category    (ABI +P + Apatorsen)(ABI + P)

(N=36)(N=36)

Evaluable for RECIST     33(92%)30 (83%)

Partial Response     1(3%)0

Stable Disease     6(17%)5 (17%)

Progressive Disease     26(72%)25 (83%)

CTC CHANGES

ARM AARM B

Best CTC Change from    (ABI +P + Apatorsen)(ABI + P)

Baseline

(N=32)(N=30)

≥ 5 to < 5     8 (25%)4(13%)

< 5 to < 5     16 (50%)15(50%)

≥ 5 to ≥ 5     7 (22%)10(33%)

< 5 to ≥ 5     1 (3%)1(3%)

TREATMENT EMERGENT ADVERSE EVENTS

All grade 3-4 adverse events and grade 1-2 occurring in > 5 patients in either arm

ABI + P + Apatorsen    ABI + P (N=36)

Incidence of Adverse Events     (N=36)

GradeGrade

Adverse Event     1-23-41-23-4

ANEMIA    7 (19%)2(6%)10 (28%)1(3%)

URINARY RETENTION     2(6%)6(17%)

NEUTROPHIL COUNT DECREASED     2(6%)1(3%)

AST INCREASED     2(6%)1(3%)

ACUTE KIDNEY INJURY     2(6%)

FATIGUE    19 (53%) 1(3%)22 (61%)2(6%)

BACK PAIN    11 (31%) 1(3%)11 (31%)1(3%)

VOMITING    10 (28%) 1(3%)7(19%)

HYPERTENSION    9 (25%)1(3%)15 (42%)4 (11%)

EDEMA LIMBS    7 (19%)1(3%)7(19%)

DIZZINESS    5 (14%)1(3%)1 (3%)

DYSPNEA    5 (14%)1(3%)7(19%)

PAIN IN EXTREMITY    5 (14%)1(3%)12 (33%)2(6%)

HYPOKALEMIA     1(3%)2(6%)

URINARY TRACT INFECTION     1(3%)1(3%)

MUSCLE WEAKNESS     1(3%)1(3%)

HYPONATREMIA     1(3%)1(3%)

HYPOPHOSPHATEMIA     1(3%)1(3%)

PLATELET COUNT DECREASED     1(3%)1(3%)

INFECTION, NOS     1(3%)1(3%)

LUNG INFECTION     1(3%)

MUSCLE WEAKNESS LOWER LIMB     1(3%)

SYNCOPE     1(3%)

ALT INCREASED     1(3%)

BLADDER SPASM     1(3%)

CREATININE INCREASED     1(3%)

CYSTITIS NONINFECTIVE     1(3%)

URINARY TRACT OBSTRUCTION     1(3%)

VASOVAGAL REACTION     1(3%)

WHEEZING     1(3%)

NAUSEA    18 (50%) 9(25%)

CHILLS    14 (39%) 3 (8%)

DIARRHEA    9 (25%)7(19%)1(3%)

FEVER    9 (25%)1 (3%)1(3%)

PAIN    7 (19%)9(25%)1(3%)

HEADACHE    7 (19%)5(14%)

INJECTION SITE    6 (17%)2 (6%)1(3%)

PERIPHERAL SENSORY NEUROPATHY    6 (17%)7(19%)

FALL    6 (17%)1 (3%)

COUGH    5 (14%)10 (28%)

ANOREXIA    4 (11%)7(19%)2(6%)

CONSTIPATION    4 (11%)10 (28%)

CHOLESTEROL HIGH    4 (11%)7(19%)

URINARY FREQUENCY    1 (3%) 8(22%)

BRUISING    1 (3%) 6(17%)

DEHYDRATION     3(8%)

HYPOTENSION     2(6%)

ABDOMINAL PAIN     1(3%)

ATRIAL FIBRILLATION     1(3%)

BILIRUBIN INCREASED     1(3%)

FEBRILE NEUTROPENIA     1(3%)

HYPOALBUMINEMIA     1 (3%)

HYPOCALCEMIA     1 (3%)

CONCLUSIONS

These data provide clinical evidence for the role of Hsp27 as a therapeutic target for prostate cancer

Apatorsen may have activity when added to abiraterone for mCRPC patients progressing on abiraterone. Establishing predictors of response should be a priority for future studies.

Borealis-2: A randomized phase II study of OGX-427 (apatorsen) plus docetaxel versus docetaxel alone in platinum-resistant metastatic urothelial cancer (mUC)

TK Choueiri1, N. Hahn2, M. Regan1, L. Werner1, A. Alva3 , S. George4, J. Picus5, R. Alter6, A. Balar7, J. Hoffman-Censits8, P. Grivas9, R. Lauer10, E. Guancial11, C. Hoimes12, G. Sonpavde13 , C. Albany14, M. Stein15, C. Jacobs16, P. Stewart16, A. Lalani1, S. Pal17, JE Rosenberg18

[Graphic Appears Here]

1Dana-Farber Cancer Institute, Boston MA,2Sidney Kimmel Comprehensive Cancer Center, Johns Hopkins University, Baltimore MD, 3University of Michigan Comprehensive Cancer Center, Ann Arbor MI, 4Roswell Park Cancer Institute, Buffalo NY, 5Siteman Cancer Center, Washington University, St. Louis MO, 6John Theurer Cancer Center, Hackensack University

Medical Center, Hackensack NJ, 7New YorkUniversity Perlmutter Cancer Center, New York NY, 8Thomas Jefferson University Kimmel Cancer Center, Philadelphia PA, 9Cleveland Clinic Taussig Cancer Institute, Cleveland OH, 10University of New Mexico Cancer Center, Albuquerque NM, 11University of Rochester Wilmot Cancer Center, Rochester NY, 12University

ABSTRACT    #289 Hospitals Cleveland Medical Center, Cleveland OH, 13University of Alabama Comprehensive Cancer Center, Birmingham AL, 14Indiana University Melvin and Bren Simon Cancer Center, Indiana IN, 15Rutgers Cancer Institute of New Jersey, New Brunswick NJ, 16OncoGenex Pharmaceuticals, Inc., Bothell WA, 17City of Hope Comprehensive Cancer Center, Duarte CA,NCT01780545

18Memorial Sloan Kettering Cancer Center, New York NY

INTRODUCTION

Heat shock protein 27 (Hsp27) is over-expressed in many malignancies including bladder cancer. Increased Hsp27 has been associated with inhibition of chemotherapy-induced apoptosis, increased tumor cytoprotection, and development of treatment resistance.

Apatorsen (OGX-427), a 2nd generation antisense oligonucleotide that inhibits expression of Hsp27, has been shown to inhibit tumor growth and sensitize tumor cells to chemotherapy in a variety of malignancies, including urothelial cancer.

Results of preclinical and phase 1 studies suggest that addition of apatorsen to chemotherapy is well tolerated and may improve treatment efficacy.

Borealis-2 is a randomized, multicenter, phase 2 study of apatorsen in combination with docetaxel (DOC) vs. DOC alone in locally advanced/metastatic bladder cancer patients who received at least one line of prior platinum-based therapy.

OBJECTIVES

PRIMARY:

Determine whether DOC administered in combination with apatorsen improves overall survival (OS) compared to DOC alone

SECONDARY:

Safety and tolerability

Compare overall response rate (ORR) and progression-free survival (PFS) rates between the arms

Evaluate the effect of each arm on serum Hsp27 levels

Evaluate the association of urothelial carcinoma expression of Hsp27 measured by IHC in archival tissue

Evaluate the effect of therapy on peripheral blood circulating tumor cells (CTCs)

PATIENTS and METHODS

SCREEN AND STRATIFY ELGIBLE PATIENTS* BETWEEN 8/2013 - 9/2015:    *Eligibility:

Time from prior systemic therapy (< 3 vs. ≥ 3 months)    Age > 18 years

Bellmunt criteria (0 versus 1-3 risk factors)1    ECOG Performance Status 0 or 1

Histologically confirmed metastatic

or inoperable, locally-advanced

RANDOMIZATION 1:1    urothelial carcinoma

N=200Measurable disease by RECIST v1.1

criteria

Received prior systemic platinum-

based chemotherapy for urothelial

Experimental Arm (A) n=99:    Control Arm (B) n=101: carcinoma

Apatorsen: Loading doses    Docetaxel**: Starting within 5

(3 x at 600 mg IV days -9 to -1),    days of randomization,

followed by weekly doses    75 mg/m2 IV

+    every 21 days

Docetaxel**: 75 mg/m2 IV

every 21 days    (Maximum 10 docetaxel cycles)** Docetaxel Exposure:

(Maximum 10 docetaxel cycles)     Both arms received a median of 2

cycles docetaxel (range 1-10) during

then    study treatment

Maintenance Apatorsen:

in patients who do not have disease progression or

who discontinue docetaxel due to toxicity without

disease progression and have completed disease

assessments following at least 2 cycles of

chemotherapy. Maintenance treatment until

documented disease progression or unacceptable

toxicity

[Graphic Appears Here]

FOLLOW FOR SURVIVAL

Primary end point: OS

Secondary end points: Safety, ORR, PFS, CTCs

Table 1. Baseline characteristics

Arm A:Arm B:

DOC + Apatorsen    DOC

Characteristics    (n = 99) (n = 101)

Age, median (range)     68 (43-90)67 (35-92)

Sex

Male     74.7%74.3%

Female     25.3%25.7%

ECOG

0     43.4%40.6%

1     56.6%58.4%

Race

White     89.9%91.1%

Black/African American    3.0% 4.0%

Asian     5.1%3.0%

Unknown     2.0%2.0%

Urothelial carcinoma at study entry

Metastatic     85.9%86.1%

Locally-advanced     6.1%9.9%

Unknown     8.1%4.0%

Primary Surgery

Yes     40.4%35.6%

Prior Cisplatin use

Yes     70.7%71.3%

Prior Carboplatin use

Yes     38.4%40.6%

Primary disease site

Bladder     64.6%71.3%

Renal pelvis     27.3%12.9%

Ureter     13.1%13.9%

Urethra     7.1%8.9%

Metastatic sites

Liver     28.3%24.8%

Lung     34.3%34.7%

Bone     19.2%20.8%

Lymph nodes     56.6%51.5%

Bellmunt criteria

0     27.3%31.7%

1     42.4%34.7%

2     23.2%25.7%

3     7.1%6.9%

Unknown     ---1.0%

Table 2. Response rates

Response    Arm A: Arm B:

DOC + Apatorsen    DOC

(n = 99)    (n = 101)CR/PR response duration:

Complete response (CR)    0 (0%) 1 (1%)

Apatorsen + DOC:

median 6.2 months (95%; 2.8 mo - NR)

Partial response (PR)    16 (16.1%) 10 (9.9%)

DOC:

Stable Disease (SD)    21 (21.2%) 25 (24.8%)median 4.4 months (95%; 1.1 mo – 6.8 mo)

Progressive Disease

(PD)/NA    62 (62.7%) 65 (64.3%)

[Graphic Appears Here]

Progression-free survival (PFS)

1.8 months for apatorsen + DOC vs 1.6 months for DOC [HR 0.80 (0.64-1.01); one-sided p = 0.1069]

Table 3. Selected grade 3-5 treatment emergent adverse events

Selected ≥ Grade 3 AEs     Arm A:Arm B:

(occurring in ≥3% of patients)    Docetaxel + Apatorsen Docetaxel

N    %N%

Neutropenia    33 35.12930.3

Anemia    16 17.21212.5

Sepsis    14 15.188.3

Urinary tract infections (UTI)    13 13.877.3

Febrile neutropenia    10 10.888.3

Lymphopenia    11 11.877.3

Diarrhea    7 7.555.2

Hypertension    4 4.388.3

Dyspnea    6 6.444.1

General muscle weakness    4 4.344.3

Vomiting    4 4.333.1

Thromboembolic events    2 2.155.2

Safety population    93 10096100

[Graphic Appears Here]

Table 4: Landmark Analysis for Changes in serum Hsp27 levels During Treatment: OS from end of Cycle 2 for treatment effect

% change in Hsp27*    Treatment NDeathsMedianHRLowerUpperInter-

from baseline to    Assignment survival80%CL80%CLaction P

Cycle 2     (mos)

Decreased or    DOC+apatorsen 221412.20.290.180.480.073

≤20.5% increase    DOC 18185.1

from baseline

>20.5% increased    DOC+apatorsen 18117.90.770.461.30

from baseline    DOC 22166.8

* Median % change in serum Hsp27 levels from baseline to the end of Cycle 2 was a 20.5% increase in Hsp27 levels

STATISTICAL DESIGN

Assuming 200 participants enrolled, the trial design had 90% power to detect a 33% reduction in the OS hazard (hazard ratio (HR)=0.667) corresponding to an approximately 50% improvement in median OS from 6 to 9 months, with one-sided á=0.10 significance level

p-value <0.1 (one-sided) would result in a positive study for the primary endpoint of OS

REFERENCES: 1. Bellmunt et al. J Clin Oncol. 2010 Apr 10; 28(11): 1850-5.

CONCLUSIONS

In this randomized phase 2 trial, docetaxel administered with apatorsen (OGX-427) was well tolerated and provided a survival benefit compared to docetaxel alone for patients with metastatic UC that are relapsed/refractory after receiving a platinum-containing regimen

Survival benefit was numerically more apparent in patients treated with apatorsen who have 1 or more Bellmunt risk factors

Higher baseline serum Hsp27 levels appear to be an independent prognostic indicator for shorter survival outcomes

Further studies are warranted evaluating the potential of apatorsen to improve survival in patients being treated with metastatic UC

ACKNOWLEDGMENTS:    M. Sgroi (IU Health Central Indiana Cancer Centers); R. Hauke (Nebraska Methodist Hospital); A. Hussain (University of Maryland); J. Burfeind (Froedtert & The Medical College of Wisconsin); A. Starodub (Goshen Center for Cancer Care); OncoGenex Pharmaceuticals, Inc.

A. Drakaki (University of California Los Angeles); S. Devitskiy (Dartmouth-Hitchcock Medical Center); H. Drabkin (Medical University of South Carolina); W. Adler (Memorial Medical Cancer Center, Las Cruces); D. Quinn (University of Southern California);    19820 North Creek Parkway, Suite 201

W. Fisher (IU Health Ball Memorial Hospital Cancer Center)    Bothell, WA 98011

First Author: Toni_Choueiri@DFCI.HARVARD.EDU425.686.1500 www.oncogenex.com